

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

<u>Via E-mail</u>
Mark A. Maki
Principal Executive Officer
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 7702

> **Re: Midcoast Energy Partners, L.P.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 16, 2013**
> **Response dated October 22, 2013**
> **File No. 333-189341**

Dear Mr. Maki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note references throughout your registration statement that following completion of this offering, EEP will have a 58% limited partner interest in you. For example, refer to pages 9 and 13. However, we also note your disclosure throughout your registration statement that "EEP will own approximately 59.1% of [y]our total outstanding common units and subordinated units," for example, on page 20. Because our understanding is that common units and subordinated units constitute limited partnership interests, the difference in percentages is unclear. Please advise or revise.

2. We note your statement in your proposed disclosure under the "Recent Developments" section on page 8 that your final results could be "materially different" from the estimates you are presenting. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the

preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

Prospectus Cover Page

3. We note that you have listed your joint book-running managers and co-managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present other roles on the back cover page.

Dilution, page 59

4. Please provide us with a detailed calculation of how you calculate net tangible book value both before and after the offering. With a view to transparent disclosure, please also revise your filing to provide investors with this detail.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director